Exhibit 99.1

Rogers Communications Inc. Announces Consent Solicitations for Senior Notes

• Rogers Seeks to Extend Special Mandatory Redemption Date to Ensure Financing Remains in Place Should Closing of Shaw Transaction Take Place After Dec. 31, 2022

• Reaffirms Rogers’ commitment to seeing the Shaw Transaction through to completion

TORONTO, August 22, 2022 - Rogers Communications Inc. (“RCI”) today announced that it has commenced consent solicitations to amend the indentures governing five series of its outstanding US dollar denominated senior notes (collectively, the “USD Consent Solicitations”) and three series of its outstanding Canadian dollar denominated senior notes (collectively, the “CAD Consent Solicitations”), as listed in the table below, in each case issued in anticipation of the proposed acquisition of Shaw Communications Inc. (such acquisition, the “Arrangement”). All capitalized terms used in this press release but not defined herein have the meaning given to them in the Consent Solicitation Statements (as defined below).

Title of Series of Notes	Aggregate Principal Amount Outstanding	Initial Consent Fee (1)	Additional Consent Fee (1)
2.95% Senior Notes due 2025	US$1,000,000,000	US$23.50	US$11.45
3.20% Senior Notes due 2027	US$1,300,000,000	US$30.60	US$15.00
3.80% Senior Notes due 2032	US$2,000,000,000	US$40.40	US$19.90
4.50% Senior Notes due 2042	US$750,000,000	US$62.60	US$31.00
4.55% Senior Notes due 2052	US$2,000,000,000	US$61.70	US$30.55
3.75% Senior Notes due 2029	CAD$1,000,000,000	CAD$36.50	CAD$17.95
4.25% Senior Notes due 2032	CAD$1,000,000,000	CAD$37.25	CAD$18.30
5.25% Senior Notes due 2052	CAD$1,000,000,000	CAD$39.60	CAD$19.50

(1)

For each US$1,000 principal amount of US dollar denominated notes (the “USD Notes”) or CAD$1,000 principal amount of Canadian dollar denominated notes (the “CAD Notes” and, together with the USD Notes, the “Notes”), as applicable.

Under the applicable indentures, RCI is required to redeem the outstanding Notes of each series at a redemption price equal to 101% of the aggregate principal amount of the Notes of such series, plus accrued and unpaid interest, if any, to, but excluding, the date of such mandatory redemption if (i) the Arrangement is not consummated prior to December 31, 2022 (the “SMR Outside Date”), (ii) the arrangement agreement is terminated at any time prior to the SMR Outside Date (other than as a result of consummating the Arrangement), or (iii) RCI publicly announces at any time prior to the SMR Outside Date that it will no longer pursue the consummation of the Arrangement. Upon the terms and subject to the conditions described in the Consent Solicitation Statements, RCI is seeking the Requisite Consent (as defined below) from the holders of each series of Notes to amend the applicable indentures to extend the SMR Outside Date from December 31, 2022 to December 31, 2023 (collectively, the “Proposed Amendments”). The adoption of the Proposed Amendment with respect to a series of Notes will require the consent of holders of at least a majority of the principal amount of the Notes outstanding of such series as of the applicable Record Date (with respect to a series of Notes, a “Requisite Consent”). Receipt of the Requisite Consent with respect to one series of Notes is not a condition to the completion of the consent solicitation with respect to any other series of Notes.

Each USD Consent Solicitation and CAD Consent Solicitation will expire at 5:00 p.m. Eastern time on August 31, 2022 (such date and time with respect to such USD Consent Solicitation or CAD Consent Solicitation, as applicable, as the same may be extended by RCI from time to time, in its sole discretion, the “Expiration Time”). Only holders of record of the Notes of a series as of 5:00 p.m., Eastern time on August 19, 2022 (the “Record Date”), are eligible to deliver consents to the Proposed Amendment applicable to such series of Notes in the applicable consent solicitation. RCI may, in its sole discretion, terminate, extend or amend any consent solicitation at any time as described in the Consent Solicitation Statements.

Only holders of Notes as of the Record Date who deliver a valid consent prior to the Expiration Time (and do not, in the case of the USD Notes, validly revoke such consent prior to the earlier of (x) the applicable Effective Date and (y) 5:00 p.m., Eastern time, on August 31, 2022 (the “Consent Revocation Deadline”)) will be eligible to receive consideration for delivering consents, subject to the terms and conditions of the applicable consent solicitation. The initial consent fee for each US$1,000 principal amount or CAD$1,000 principal amount, as applicable, of Notes of a series for which a valid consent is delivered prior to the Expiration Time, and not, in the case of the USD Notes, validly revoked prior to the applicable Consent Revocation Deadline, will be as set forth in the table above (each, an “Initial Consent Fee”). In addition, holders of Notes as of the Record Date who delivered a valid consent prior to the Expiration Time (and received an Initial Consent Fee in respect of such consent) will also receive the additional consent fee set forth in the table above (each, an “Additional Consent Fee”) in respect of the same Notes for which such holders were paid an Initial Consent Fee if (and only if), as of December 31, 2022, (i) the Arrangement has not yet been consummated and (ii) RCI has not become obligated under the special mandatory redemption provision of the applicable indenture to redeem the Notes of such series (collectively, the “Additional Consent Fee Requirements”). There can be no assurance that the Additional Consent Fee Requirements will be satisfied and, as a result, there can be no assurance that any holder will receive any Additional Consent Fee. No Initial Consent Fee (or Additional Consent Fee) will be paid with respect to a series of Notes if the Requisite Consent in respect of such series is not received prior to the Expiration Time.

This press release is for informational purposes only and the consent solicitations are being made solely on the terms and subject to the conditions set forth in the applicable consent solicitation statement, each dated August 22, 2022 (each, as may be amended or supplemented from time to time, a “Consent Solicitation Statement”). Further, this press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities. The Consent Solicitation Statements do not constitute a solicitation of consents in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable securities laws. Copies of the Consent Solicitation Statements may be obtained from D.F. King & Co., Inc., the Information and Tabulation Agent for the USD Consent Solicitations at (212) 269-5550 (banks and brokers), (877) 783-5524 (all others, toll free), or email at rci@dfking.com and TSX Investor Solutions Inc., the Information Agent for the CAD Consent Solicitations, by email at INFO_TMXIS@tmx.com. Holders of the Notes are urged to review the Consent Solicitation Statements for the detailed terms of the consent solicitations and the procedures for consenting to the Proposed Amendments. Any persons with questions regarding the USD Consent Solicitations should contact the Lead Solicitation Agents as follows:

BofA Securities, Inc.

620 South Tryon Street

Charlotte, North Carolina 28255

Attn: Liability Management

Toll-Free: (888) 292-0070

Collect: (980) 683-3215

Call: (704) 560-7937

Email: debt_advisory@bofa.com

RBC Capital Markets, LLC 200 Vesey Street, 8th Floor New York, NY 10281 Attn: Liability Management Group Toll-Free: +1 (877) 381-2099 Call: +1 (212) 618-7843 Email: liability.management@rbccm.com	Scotia Capital (USA) Inc. 250 Vesey Street New York, NY 10281 Attn: Debt Capital Markets Toll Free: +1 (800) 372-3930 Collect: +1 (212) 225-5559 Email: LM@scotiabank.com

Any persons with questions regarding the CAD Consent Solicitations should contact the Lead Solicitation Agents as follows:

Merrill Lynch Canada Inc. Brookfield Place Bay/Wellington Tower 181 Bay Street, Suite 400	RBC Dominion Securities Inc. 200 Bay Street, Royal Bank Plaza North Tower, 2nd Floor Toronto, Ontario M5J 2W7	Scotia Capital Inc. 40 King Street West 66th Floor

Toronto, Ontario M5J 2V8 Toll-Free: (888) 292-0070 Collect: (980) 683-3215 Call: (704) 560-7937 E-Mail: debt_advisory@bofa.com	Attention: Liability Management Group Telephone (Local): (416) 842-6311 Telephone (Toll-Free): (877) 381-2099 E-Mail: liability.management@rbccm.com	Toronto, Ontario M5H 1H1 Toll Free: +1 (800) 372-3930 Collect: +1 (212) 225-5559 Email: LM@scotiabank.com

About Rogers Communications Inc.

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: www.rogers.com or http://investors.rogers.com.

Caution Concerning Forward-Looking Statements

This document may include certain forward-looking information and forward-looking statements within the meaning of applicable securities laws. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, industry structure and stability, the impact of the COVID-19 pandemic and other factors affecting the operations of RCI.

For more information:

Rogers Communications media contact

1-844-226-1338

media@rci.rogers.com

Rogers Communications investment community contact

Paul Carpino

647-435-6470

paul.carpino@rci.rogers.com